Exhibit 23.2

Board of Directors and Shareholders of

TryHard Holdings Limited

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated January 27, 2025, except for Notes 1, 27 and 29, as to which the date is June 3, 2025, in the Registration Statement on Form F-1 of TryHard Holdings Limited and its subsidiaries (collectively the “Company”), with respect to the consolidated balance sheets of the Company as of June 30, 2023 and 2024 and the related consolidated statements of profit or loss and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2024, and the related notes included herein.

We also consent to the reference of our firm under the caption “Experts” in such Registration Statement.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
June 3, 2025	Certified Public Accountants
PCAOB ID No.1171